SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

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                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 3)(1)

                           IONIC FUEL TECHNOLOGY, INC.
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                   4622-11-103
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                                 (CUSIP Number)

                            Duane L. Berlin, Esquire
                            Lev, Berlin & Dale, P.C.
        535 Connecticut Avenue, Norwalk, Connecticut 06854 (203) 838-8500
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   May 5, 1999
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                      (Date of Event Which Requires Filing
                               of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                (Page 1 of 5 Pages)

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      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 4622-11-103              SCHEDULE 13D                Page 2 of 5 Pages
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1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Donald M. Kleban
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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
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3     SEC USE ONLY


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4     SOURCE OF FUNDS*

      PF
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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

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6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
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                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES               446,100
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             0
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER

                        446,100
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        0
                        --------------------------------------------------------

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11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      623,600 shares (See Item 5(a))
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12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


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13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.45%
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14    TYPE OF REPORTING PERSON*

      IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer.

      This statement relates to (i) common stock, $.01 par value ("Common Stock"), (ii) Series B Redeemable Common Stock Purchase Warrants ("B Warrants"), and (iii) certain other private warrants ("Private Warrants") of Ionic Fuel Technology, Inc. ("Issuer"), a Delaware corporation, whose principal executive offices are located at 846 Oenoke Ridge, New Canaan, Connecticut 06840.

      The percentage of beneficial ownership reflected in this Statement is based upon 11,283,289 shares of Common Stock outstanding on May 5, 1998, which number has been provided to the Reporting Person directly by the Issuer.

Item 2. Identity and Background.

      (a)   Name: This statement is filed on behalf of Donald M. Kleban
            ("Kleban").

      (b)   Home: No change.

      (c)   Principal Business: Kleban's business address is:

                        Donald M. Kleban
                        Westwood Partners, Ltd.
                        420 Lexington Avenue, Suite 300
                        New York, NY 10170

      (d)   No change.

      (e)   No change.

      (f)   No change.

Item 3. Source and Amount of Funds or other Consideration. No change.

Item 4. Purpose of Transactions. No change.

Item 5. Interest in Securities of the Issuer.

      (a) Kleban owns: 418,100 shares of Common Stock, 45,000 of which are subject to a currently exercisable purchase option issued to Kleban ("Option") exercisable at $8.25 per share until July 28, 1999; 271,000 B Warrants to purchase 135,500 shares of Common Stock (45,000 of which B Warrants are issuable upon exercise of the Option); and 25,000 Private Warrants to purchase 25,000 shares of Common Stock. Two B Warrants entitle their holder to purchase one


                                Page 3 of 5 pages
share of Common Stock at a purchase price of $7.50 until July 28, 1999. Each Private Warrant entitles its holder to purchase one share of Common Stock at a purchase price of $3.50 per share until March 15, 2001.

      Accordingly, Kleban beneficially owns 623,600 shares of the Issuer's Common Stock, or approximately 5.45% of the outstanding shares, based on 11,443,789 shares of Common Stock which would be outstanding if Kleban were to exercise the Option and the B Warrants underlying the Option, the B Warrants and the Private Warrants which, collectively, would result in a purchase of an aggregate of 205,500 shares of Common Stock.

      (b) Kleban has sole voting and dispositive powers with respect to the 623,600 shares of Common Stock which he is deemed to beneficially own.

      (c) On January 14, 1999, Kleban purchased in the open market 4,000 shares of Common Stock at a purchase price of $.437 per share. On May 5, 1999, Kleban purchased 200,000 shares of Common Stock from the Issuer at a purchase price of $.15 per share. Such acquisitions amount to approximately 1.8% of the Issuer's outstanding Common Stock. Kleban filed this schedule to report the increase in his beneficial ownership. As of the date of this schedule, Kleban beneficially owns 623,600 shares of Common Stock, or 5.45% of the Issuer's outstanding Common Stock.

Item 6. Contracts, Agreements, Understandings or Relationships with Respect to Securities of Issuer.

        Not applicable.

Item 7. Materials to be Filed as Exhibits.

        Not applicable.


                                Page 4 of 5 pages

                                    SIGNATURE

      After reasonable inquiry and to the best of his knowledge and belief, it is certified that the information set forth in this statement is true, complete and correct.


Dated:                                    Donald M. Kleban
                                          ------------------------------
                                          Donald M. Kleban


                                Page 5 of 5 pages